UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on May 19, 2009.

Omega Navigation Enterprises, Inc. Announces Formation of Joint Venture to Acquire of Newbuilding Vessel Omega Duke,  Delivery of Omega Duke, Time Charter Agreement and Initiatives to Optimize its Growth Plans and Manage Capital Exposure

Piraeus, Greece, May 19, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today it has taken delivery of the first of its newbuildings, the 47,000 dwt. Omega Duke. It further announced that it has taken several measures to better position itself to fund its newbuilding commitments from internally generated cash flow. As previously announced, Omega has commitments from commercial banks to provide 75% financing at delivery of all of its remaining newbuildings based on contract prices or fair market values at the time of delivery.

Formation of Joint Venture

In May 2008, Omega announced it had entered in to an agreement with an unrelated third party to purchase two newbuilding 47,000 dwt. coated product / chemical tankers under construction at Hyundai Mipo Dockyard in South Korea.  Omega is pleased to announce that the Company and Glencore International AG (through wholly owned subsidiaries) have agreed to enter into an equal partnership joint venture for the purchase of the first of the above vessels. Consequently, the Omega Duke was recently purchased by a Company belonging to the joint venture at a price based on current market valuation. The Omega Duke has been purchased by a combination of previously secured bank financing and equity injected by both partners and will not be consolidated in Omega’s financial statements.  The owning company has time chartered the vessel to ST Shipping (Glencore International, AG) at current market rates for a period of five years together with an excess profit arrangement.  The base time charter rate fully covers operating expenses and debt service.

Time Charter Agreement for Omega Queen

The Company has also announced that they have entered into a time charter agreement with ST Shipping & Transport Pte Ltd. on the Omega Queen with profit share, on an evergreen basis subject to termination notice of two months.  The base rate fully covers operating expenses and debt service.

Temporary Suspension of Dividends

Omega’s Board of Directors decided to temporarily suspend the Company’s dividends. This action will enhance the Company’s liquidity and overall financial flexibility enabling it to continue with its growth plans even in these most uncertain times funding its newbuilding program through internally generated funds and bank debt. Omega has commitments from commercial banks to provide 75% financing at delivery of all of its seven newbuildings based on contract prices or fair market values at the time of delivery.

The decision to suspend dividends was taken independently of any loan covenant requirements as the company was in full compliance with all covenants at the end of the most recent quarter. The Board of Directors will continue to monitor the shipping and capital markets and future capital expenditures of the Company and determine when dividends may be reinstated and the level of those dividends.

Omega President and CEO George Kassiotis commented, “We are disappointed that the unparalleled economic conditions in which we live, have forced the current suspension of our dividend.  Through the first quarter of 2009 we have returned over $80 million in the form of dividends to our shareholders. The proactive initiatives we have undertaken, including the suspension of dividends and the formation of the joint venture, will enable us to fund our growth plans through internally generated cash flow and the debt we already have commitments for.

Omega has always taken the position that while we believe in generating value for shareholders through the payment of dividends, we should not do this at the expense of growing the Company.

We seek to optimize the management of our capital exposure, deliver our balance sheet and create synergies which will enhance our ability to preserve our position in the product tanker industry, fund our growth plans and take advantage of opportunities during challenging times.

We are also very pleased to enjoy such a strong business relationship with Glencore, one of the largest commodities traders in the world. The joint ownership of the Omega Duke is further evidence of the high standards of operating performance that our Company offers to its customers and end users of its vessels and also demonstrates our ability to create synergies in a challenging environment.

We want to thank our lenders for the continuing support to our Company and its growth initiatives especially in this current market environment”

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 19, 2009

  By:  /s/ Gregory A. McGrath

                       -------------------------------------

Gregory A. McGrath
Chief Financial Officer